
December 13, 2012

Via E-mail
Mr. Sachin Adarkar, Esq.
Secretary
Prosper Funding LLC
111 Sutter Street, 22nd Floor
San Francisco, CA 94104

> **Re: Prosper Funding LLC**
> **Prosper Marketplace, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 27, 2012**
> **File No. 333-179941 and 333-179941-01**

Dear Mr. Adarkar:

    We have reviewed your amended registration statement along with your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

PMI Management Rights, Page 3

1. We note your revisions in response to comment 2 of our letter of November 20, 2012. In particular, we note that you renamed the investment contracts "PMI Management Rights" and that these rights represent the third party beneficiary rights of note holders to enforce the Administration Agreement between PMI and Funding. We do not agree that the investment contract security that is being offered and sold to investors by PMI is a third party beneficiary right. Instead, the security is an investment contract directly between the securities purchaser and PMI. This investment contract is comprised of the services that PMI has provided and will provide that are necessary for the investor to expect a return on their investment in the securities of PMI and Prosper Funding. As noted by the Commission in its November 24, 2008 Order, the actions taken by PMI include (but are not limited to):

- the existence and operation of the platform,
- verification of borrower information,
- evaluation and validation of the Prosper Score and Prosper Rating,
- remitting borrower payments, and
- collecting on delinquent accounts.

As such, the ability to receive the return on a particular Note is not solely dependent on the borrower's ability to make required payments on the loan underlying a Note; rather, it is also a function, among other things, of PMI performing its services and fulfilling its obligations with respect to the platform, the platform operations and information, the issuance of the Note, and the servicing of the Note obligations both prior to and after the issuance of a particular Funding note. Please revise your registration statement to clearly describe the security that runs directly between PMI and the purchasers of the investment contracts and Notes, rather than characterizing the security as being the result of third party beneficiary rights to enforce PMI's performance obligations. The purchaser rights with respect to the investment contract being sold by PMI arise both during the offering of the investment contract through the platform as well as through the life the investment contract and the Note.

Exhibit 10.2; Lender Registration Agreement

2. Please explain to us why PMI is not a signatory to the Lender Registration Agreement or entering into another agreement with Lender Members with regard to their obligations.

3. Please describe the PMI investment contracts in Section 3.

4. Please discuss remedies with regard to the PMI investment contract in Section 5.

5. Please clarify in Section 25(b) whether you believe that the arbitration provision would affect a noteholder's ability to bring action against Prosper Funding, PMI, or its officers and directors, in exercising their rights under the federal securities laws. It is the position of the Division of Corporation Finance that such provisions infringe on shareholder rights. Please remove this clause or provide an explanation as to why it should be permitted.   Please add a section in Risk Factors as appropriate.

6. Please clarify, if you believe that section 25(f) precludes lender members from bringing a class action lawsuit with regard to claims under the Federal Securities Laws. If the intent is to prevent class actions with regard to liability under the securities laws, please provide your analysis supporting why this is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Keir Gumbs, Esq.
       Covington & Burling LLP